Exhibit 99.1

NEWS RELEASE

NEWS RELEASE

Toronto, May 9, 2025

Franco-Nevada Announces Election of Directors

Franco-Nevada Corporation announced that the nominees listed in the management proxy circular for the 2025 Annual and Special Meeting of Shareholders were elected as directors of the Corporation. Detailed results of the vote for the election of directors held at the Annual Meeting yesterday in person and by webcast are set out below.

Nominee	Votes For	% For	Votes Against	% Against
David Harquail	148,559,616	97.47%	3,861,770	2.53%
Paul Brink	152,098,450	99.79%	322,937	0.21%
Tom Albanese	148,342,137	97.32%	4,079,249	2.68%
Hugo Dryland	152,357,166	99.96%	64,224	0.04%
Derek W. Evans	137,860,506	90.45%	14,560,878	9.55%
Dr. Catharine Farrow	151,539,889	99.42%	881,498	0.58%
Maureen Jensen	151,188,943	99.19%	1,232,443	0.81%
Jennifer Maki	151,741,349	99.55%	680,037	0.45%
Daniel Malchuk	152,341,370	99.95%	80,018	0.05%
Jacques Perron	149,878,477	98.33%	2,542,910	1.67%

Corporate Summary

Franco-Nevada Corporation is the leading gold-focused royalty and streaming company, with the most diversified portfolio of cash-flow producing assets. Its business model provides investors with gold price and exploration optionality while limiting exposure to cost inflation. Franco-Nevada is debt-free and uses its free cash flow to expand its portfolio and pay dividends. It trades under the symbol FNV on both the Toronto and New York stock exchanges.

For more information, please visit our website at www.franco-nevada.com or contact:

Sandip Rana

Chief Financial Officer

416-306-6303

info@franco-nevada.com